Exhibit 99.2

China Xiangtai Food Co., Ltd. Announces 300% Supermarket Sales Growth Amidst the 2019 Novel Coronavirus Outbreak

CHONGQING, China, Feb. 6, 2020 /PRNewswire/ -- China Xiangtai Food Co. Ltd. (NASDAQ: PLIN) (the "Company" or the "PLIN"), an emerging growth company primarily engaged in pork processing in China, today announced that its supermarket sales growth of 300% during Chinese New Year 2020 compared to the same period of last year despite of the ongoing  2019 Novel Coronavirus[1].

To meet the public demand for food and to stabilize the pork price in the market, the Company has increased its efforts to ease the negative impact of the 2019 Novel Coronavirus on food supplies by continuing operating its business with transparency and integrity, keeping its pork price fair and stable, and timely delivering quality fresh pork and other freshly processed meat products to supermarkets in Chongqing every day.

Zeshu Dai, Chairwoman of the Board and Chief Executive Officer of the Company, commented, "The outbreak of the 2019 Novel Coronavirus has shadowed China and general population in many aspects. In order to ensure that consumers' basic living needs are met, supermarkets in various places still operate as usual. However, during the Chinese New Year and the coronavirus outbreak, many food suppliers have raised product prices due to temporary shortage in the supply chain, which has caused some distress to local residents."

Ms. Dai continued, "As a socially-responsible public company, we made our own efforts in maintaining sufficient meat supply, stabilizing market price, and striving to minimize the impact of this unfortunate event however we can. Consumption demand will likely rise once businesses resume their operations. We will continue to supply local supermarkets with sufficient fresh and quality meat at a reasonable price in order to meet consumers' demand."

About China Xiangtai Food Co., Ltd.

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd, is a food company primarily engaged in pork processing. The Company's operations span key sections of the pork processing value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. Primarily focused on pork products, the Company also offers other fresh and processed products, including beef, lamb and poultries. Through its core values, the Company is committed to maintaining the highest standards of food safety, product quality, and sustainability to provide high-quality, nutritious, and tasty food in a responsible manner through its portfolio of trusted brands. For more information, please visit http://ir.plinfood.com/.

[1] 2019 Novel Coronavirus (2019-nCoV) is a virus (more specifically, a coronavirus) identified as the cause of an outbreak of respiratory illness first detected in Wuhan, China. Early on, many of the patients in the outbreak in Wuhan, China reportedly had some link to a large seafood and animal market, suggesting animal-to-person spread. However, a growing number of patients reportedly have not had exposure to animal markets, indicating person-to-person spread is occurring. At this time, it's unclear how easily or sustainably this virus is spreading between people. The latest situation summary updates are available on The Centers for Disease Control and Prevention's web page 2019 Novel Coronavirus, Wuhan, China.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact

Mr. Xiaohui Wu, President
China Xiangtai Food Co., Ltd.
Phone: +86-1860-117-0697
Email: ir@cqplinfood.com

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com